UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170202

DIVISION OF
CORPORATION FINANCE

March 9, 2017

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Goldberg:

This is in response to your letters dated January 23, 2017 and March 2, 2017 concerning the shareholder proposal submitted to ExxonMobil by the Patricia A. Wagner Trust et al. We also have received a letter on the proponents' behalf dated February 27, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 9, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal requests that the company prepare and semiannually update a report that contains information specified in the proposal.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in ExxonMobil's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

March 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "Company"), we are writing in response to the letter dated February 27, 2017 (the "Proponent Letter") from Investor Voice, on behalf of the Patricia A. Wagner Trust, Eric C. Rehm & Mary P. Geary, Dyke R. Turner, and Mercy A. Rome & Canuche Terranella (together, the "Proponent"), which was written in response to the letter dated January 23, 2017 (the "Company No-Action Letter") sent to the Securities and Exchange Commission (the "SEC") by Louis L. Goldberg of the law firm, Davis Polk, on behalf of the Company with respect to the shareholder proposal (the "Proposal") submitted to the Company by the Proponent. For the reasons stated below and in the Company No-Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

The Proposal Substantially Duplicates the Prior Proposal and is Excludable under Rule 14a-8(i)(11)

The Company No-Action Letter states that that the Proposal can be excluded because it substantially duplicates another proposal (the "Prior Proposal") submitted to the Company by another proponent prior to the receipt of the Proposal. As we noted, Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates" another proposal. Substantially duplicative does not mean that the two proposals must be exactly the same or even substantially identical as the Proponent suggests. Rather, as has long been established by the Staff, substantially duplicative means that the two proposals in questions have the same principal thrust and focus. Here, the precise terms and breadth of the two proposals the Company received may be different, but the principal thrust and focus of both are duplicative, namely, to provide a report to shareholders on the Company's spending in the political arena and the Company's policies governing these expenditures.

We disagree with the Proponent Letter that the two proposals "deal with entirely different topics." This runs contrary to long-standing SEC staff decisions reviewing similar types of proposals. We also never asserted that the two proposals "contradict each other," or that the Proposal should be excluded on "substantial implementation grounds," statements that capture other bases for exclusion that we did not raise in the Company No-Action Letter.

The Proponent Letter argues that there are different laws underlying lobbying expenses and political contributions and different views by the proxy advisory firms on the proposals. Neither of those arguments are relevant for purposes of determining whether the Proposal is excludable. The assertion that "[i]t is widely understood that political expenditures are associated with candidates, elections and ballot initiatives, while lobbying expenditures are intended to influence legislation or regulation," tries to force distinctions that do not exist. The intent of any company's political spending efforts directed at "candidates, elections and ballot initiatives" would be for the ultimate purpose of "influenc[ing] legislation or regulation."

Instead, as the Proponent Letter also admits, the focus should be on the two proposals themselves and whether shareholders would view them to be substantially duplicative. As we address in detail in the Company No-Action Letter, the text of the proposals clearly show that the thrust of the two proposals are substantially duplicative. The report that the Company would need to provide in order to comply with the request in the Prior Proposal would cover substantially similar areas as the report sought in the Proposal. Both proposals focus on obtaining information on the Company's payments to trade associations and third-party organizations that are involved in political activities, several of which are prominently named in the Prior Proposal.

Even the Proponent ends the Proponent Letter by conceding the overlap between the two letters, and concedes that the Prior Proposal would be excludable as duplicative under Rule 14a-8(i)(11). In light of this concession of overlap by the Proponent, there is clearly sufficient overlap to justify exclusion under Rule 14a-8(i)(11) because the two proposals have the same principal thrust and focus.

The Company No-Action Letter did not "misinterpret" any prior SEC decisions noted therein. In fact, notwithstanding the heading, the Proponent Letter does not provide any indication that the descriptions of those precedents in the Company No-Action Letter were incorrect. Instead, it asks the SEC staff to simply ignore the staff's previous determinations ("To the extent that the Union Pacific letter is to the contrary, it should not be followed").

CONCLUSION

For the reasons stated above and in the Company No-Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Respectfully yours,

LGoldberg

Louis L. Goldberg

#10362528v2

Attachment

cc: James E. Parsons, Exxon Mobil Corporation

Bruce Herbert, Investor Voice, SPC

INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

VIA ELECTRONIC DELIVERY TO: <ShareholderProposals@sec.gov>
<Louis.Goldberg@davispolk.com>

February 27, 2017

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: No-Action Response to Exxon on Vote-counting Proposal.
Proponents: Patricia A. Wagner Trust, Eric C. Rehm & Mary P. Geary, Dyke R. Turner, Mercy A. Rome & Canuche Terranella

Dear Sir or Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), on December 14, 2016 Investor Voice submitted a shareholder proposal (the "Proposal") to Exxon Mobil Corporation ("Exxon" or the "Company") on behalf of the Patricia A. Wagner Trust, Eric C. Rehm & Mary P. Geary, Dyke R. Turner, and Mercy A. Rome & Canuche Terranella (together, the "Proponents"). The Proposal asks Exxon to prepare and semiannually update a report on Exxon's policies and procedures for making political contributions, as well as on its direct and indirect political contributions.

In a letter to the Division dated January 23, 2017 (the "No-Action Request"), Exxon stated that it intends to omit the Proposal from its proxy materials for the 2017 annual meeting of shareholders. Exxon argues that it is entitled to exclude the Proposal **(a)** in reliance on Rule 14a-8(i)(11), as being substantially duplicative of another proposal submitted to Exxon by another proponent; and **(b)** on Rule 14a-8(b) and (f), alleging that Investor Voice has not demonstrated that it is authorized to submit the Proposal on the Proponents' behalf.

As detailed below, Exxon has not met its burden of proof in order to rely on either exclusion; accordingly, Investor Voice respectfully asks that the Company's No-Action Request be denied.

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continued on next page...

Rule 14a-8(i)(11) | SUBSTANTIAL DUPLICATION

Background:

Exxon claims that the Proposal substantially duplicates another, earlier-submitted, proposal (the "Lobbying Proposal") that Exxon intends to include in its proxy materials and that the Proposal is, therefore, excludable pursuant to Rule 14a-8(i)(11).

The Lobbying Proposal asks Exxon to prepare and annually update a report that discloses:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Exxon used for **(a)** direct or indirect lobbying or **(b)** grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Exxon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

The history of Rule 14a-8(i)(11)'s substantial duplication exclusion makes clear that the Commission wished to prevent shareholders from having to vote on "two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other" at the same meeting.[1]

That rationale reflects concern with requiring issuers to include proposals in their proxy materials that seek the same change, as well as with the potential confusion for shareholders who might need to analyze how to vote on proposals that are largely, though not exactly, the same. While they address distinctly different topics, it should be noted that the Proposal and the Lobbying Proposal in no fashion contradict each other – such that if both were voted on and passed by shareholders each would be able to be fully implemented by the Company.

Because they deal with entirely distinct topics, it will be shown that in no fashion can the Proposal and the Lobbying Proposal be construed to be "substantially identical".

[1] Exch. Act Rel. No. 12999 (Nov. 22, 1976)

The Proposals Themselves:

The Proposal seeks disclosure of political expenditures, as well as policies and procedures around making those expenditures. The Lobbying Proposal refers only to lobbying, grassroots lobbying, and legislation. It is widely understood that political expenditures are associated with candidates, elections, and ballot initiatives, while lobbying expenditures are intended to influence legislation or regulation. This key distinction regarding the legislative focus of the Lobbying Proposal is emphasized by the inclusion in the Lobbying Proposal – but not in the Proposal – of bullet number 3 above which specifically addresses organizations that draft model legislation.

The supporting statements for the Proposal and the Lobbying Proposal each focus on different gaps in the Company's disclosure. The Proposal emphasizes the lack of disclosure regarding payments to trade associations and 501(c)(4) organizations (so-called "dark money" groups) that are used for election-related purposes. The Lobbying Proposal stresses Exxon's membership in entities that lobby on climate change issues, and membership in the American Legislative Exchange Council ("ALEC"), which has come under heavy fire for promoting climate change denial.[2]

The Legal and Regulatory Perspective:

In addition, the legal and regulatory regimes that govern election-related spending and lobbying are entirely different. The federal Lobbying Disclosure Act of 1995 ("LDA") requires registration of and reporting by lobbyists.[3] Some States also regulate lobbying. Neither the LDA nor any State statute defines lobbying to include efforts to influence an election or other political campaign.[4]

Campaign finance law regulates election-related spending. At the Federal level, the Federal Election Commission administers campaign finance laws.[5] Campaign finance laws set limits on the amount of donations and prohibit certain contributions altogether.[6]

---

[2] **See:** e.g., Devin Henry, "Shell to Leave ALEC Over Climate Change Stance," The Hill, Aug. 7, 2015 (available at: http://thehill.com/policy/energy-environment/250569-shell-to-leave-alec-over-climate-change-stance)

[3] **See:** "Lobbying Disclosure Act Guidance" (available at: lobbyingdisclosure.house.gov/ldaguidance.pdf) (last revised June 15, 2016)

[4] **See:** 2 U.S.C. sections 1602(7) and (8) (available at: https://www.gpo.gov/fdsys/pkg/USCODE-2010-title2/html/USCODE-2010-title2-chap26-sec1602.htm);
see also: http://www.ncsl.org/research/ethics/50-state-chart-lobby-definitions.aspx (summarizing state statutory definitions of lobbying)

[5] **See:** http://www.fec.gov/law/feca/feca.shtml (link to list of federal campaign finance laws);
see also: The Conference Board; Handbook on Corporate Political Activity 7-11 (2010) (available at: https://www.conference-board.org/retrievefile.cfm?filename=1189_1309335497.pdf&type=subsite)

[6] **See:** 2 U.S.C. section 441.

From a Shareholder and Issuer Perspective:

Most companies as well as shareholders view corporate lobbying and election-related expenditures as distinct and separate, which obviates the risk of confusion in voting on or implementing the Proposal and the Lobbying Proposal. Exxon's own existing disclosures distinguish, on the one hand, between "contributions" to committees, candidates, and political organizations (like the Republican Governors Association), and on the other hand "political lobbying and advocacy", which Exxon describes as "advocating our position on issues that affect our Corporation and the energy industry".[7]

Policies of companies such as Celgene[8], Accenture[9], Valero[10], and Corning[11] each contain separate provisions for campaign-related contributions versus lobbying expenditures.

Proxy Advisory & Public Pension Perspectives:

On the shareholder side, the U.S. voting policies of leading proxy advisor Institutional Shareholder Services ("ISS") treats the two kinds of proposals as distinct and different, stating that case-by-case analysis is performed on lobbying disclosure proposals, while ISS generally recommends a vote FOR proposals that seek disclosure of political contributions.[12] In the same vein, in its 2012-2013 policy survey ISS reports separately on investor and issuer views on lobbying disclosure, versus on campaign-related spending disclosure. This reinforces that lobbying is a governance issue distinct from campaign-related spending.[13]

The Maryland public employee pension fund makes a similar distinction, generally supporting political spending disclosure proposals while analyzing lobbying disclosure proposals on a case-by-case basis.[14]

---

7 **See:** http://corporate.exxonmobil.com/en/current-issues/accountability/political-contributions-and-lobbying/political-contributions-and-lobbying

8 **See:** http://www.celgene.com/content/uploads/political-contributions-lobbying-policy.pdf (contrast sections 4 and 5)

9 **See:** https://www.accenture.com/us-en/company-political-contributions-policy

10 **See:** https://www.valero.com/en-us/Documents/VALPAC/Political%20Contributions%20Disclosures.pdf

11 **See:** https://www.corning.com/worldwide/en/about-us/investor-relations/political-contributions.html

12 **See:** "2017 U.S. Summary Proxy Voting Guidelines", at page 66 (available at: https://www.issgovernance.com/file/products/2017-us-summary-voting-guidelines.pdf)

13 **See:** items 9 and 10: https://corpgov.law.harvard.edu/2011/11/30/iss-issues-policy-updates-for-2012-proxy-season/

14 **See:** "Investment Policy Manual for the Board of Trustees of the Maryland State Retirement and Pension System", at page 49 (updated Nov. 2016) (available at: http://www.sra.maryland.gov/Agency/Investment/Downloads/Investment_Policy_Manual.pdf);

Governance Experts' Perspective:

The International Corporate Governance Network, a global organization whose members have $26 trillion in assets under management[15], has published a *Guidance on Political Lobbying and Donations*[16]. The ICGN *Guidance* includes separate definitions of "Corporate political lobbying" and "Corporate political donations" (emphases added), which reflects an understanding of the essential difference between those activities that is consistent with the essential difference that exists between the Proposal and Lobbying Proposal.[17]

The *Guidance* also identified appropriate controls which, again, distinguish between campaign-related spending and lobbying:

> While the ICGN discourages monetary political donations, to the extent that companies choose to make such donations, these should be supported by a transparent policy framework, a business rationale, shareholder support, robust Board oversight and clear public disclosures.
>
> Political lobbying can be a legitimate activity, but only if companies seek to influence public policy, legislation and regulation in ways that are transparent, appropriately controlled, linked to the company's strategy, clearly supportive of shareholders' interests and conducted within an ethical policy framework.[18]

Exxon's Misinterpretation of Past Determinations:

Investor Voice recognizes that under past circumstances Staff has allowed issuers to exclude later-received proposals which, superficially, may appear similar to those presented here. However, the determinations Exxon has cited date from 2011, 2012, and 2013. Since that time, the number of lobbying disclosure proposals going to a vote has increased significantly (more than doubled), from 19 in 2012 to 40 in 2016, while the number of political spending disclosure proposals has fallen (by more than half) from 45 in 2012 to 20 in 2016.[19]

---

see also: Rockefeller Brothers Fund, "RBF Proxy Voting Guidelines and Procedures", at document pages 6-7 (available at: http://www.rbf.org/sites/default/files/Proxy_Guidelines.pdf;
see also: "AFL-CIO Key Votes Survey: How Investment Managers Voted in the 2010 Proxy Season", at page 6, which lists "Political Disclosure" and "Lobbying Disclosure" as separate proposal categories (available at: http://corpgov.net/wp-content/uploads/2011/02/2010-AFL-CIO-Key-Votes-Survey.pdf)

15 **See:** https://www.icgn.org/members/our-members
16 **See:** ICGN "Guidance on Political Lobbying and Donations" (2012) (available at: https://www.icgn.org/sites/default/files/ICGN_Political-Lobbying-and-Donations_2015.pdf)
17 **ibid.**, at page 8.
18 **Ibid.**, at page 12.
19 **See:** at page 11, http://www.stblaw.com/docs/default-source/memos/firmmemo_08_08_16_political-contributions-and-lobbying-proposals.pdf

Lobbying proposals were not at all well-known in 2012; but now – a half-decade later in 2017 – there is a broad understanding and consensus among issuers, shareholders, proxy reporting firms, public funds, and governance experts alike that lobbying and election-related spending are entirely distinct issues.

Accordingly, exclusion of the Proposal on substantial implementation grounds would be inappropriate and out of step with current practice and interpretation.

To the extent that the *Union Pacific* letter is to the contrary, it should not be followed. Although there is some overlap between the Proponents' Proposal and the Lobbying Proposal they cannot rationally be deemed to be "substantially identical proposals", which is the standard required by the 1976 Commission Release. The Proponents' shareholder Proposal is far broader than the Lobbying Proposal and requests vastly more information than does the Lobbying Proposal.

We concede that had the submissions to Exxon been made in reverse order, that the Lobbying Proposal might well be excluded. However, since the Proponents' Proposal is subsequent and requests vastly more data than the Lobbying Proposal, Rule 14a-8(i)(11) is not applicable.

continued on next page...

Rule 14a-8(b) and (f) | ELIGIBILITY TO SUBMIT/AUTHORIZATION

Background:

Each of the Proponents is a client of Newground Social Investment, which is being represented in this instance by Investor Voice.

Though it does not cite any legal authority in support, Exxon wishes to reverse settled law based only on its desire for the Rule to stipulate requirements that are not contained therein.

A Stand-Alone Authorization Document is Neither Required Nor Necessary:

Exxon asserts that eligibility to submit the Proposal is not present because Investor Voice did not provide a separate document as proof of its authority to act on the Proponents' behalf. Exxon opines that it "believes" a shareholder representative should "provide some documentary evidence of the representative's authority."[20] However, the Company's wishful thinking in this regard seeks to impose additional requirements on shareholders that **(a)** are not envisioned under the Rule; and **(b)** are not necessary because specific proof of authorization is clearly present in the form of other documentation which is mandated under the Rule.

These facts were outlined to the Company in a 12/23/2016 Investor Voice response to the Company's 12/21/2016 Deficiency Notice, in which Exxon made the same errant assertions. By reference these arguments are incorporated herein:

> ... now that valid Verification Letters have been presented we feel any request for further evidence of authorization is not warranted. Rule 14a-8 (the "Rule") contains no language which suggests that such proof is required. In fact, the request's lack of any specificity or citation in regard to the Rule gives basis to this interpretation.
>
> It has been argued and decided that a representative is entitled under State Law – and not denied the right under Rule 14a-8 – to assert that s/he represents a proponent for all purposes related to the filing of a shareholder proposal (including submission of the proposal, and issuing a Statement of Intent on the proponent's behalf). See: *Chevron Corporation* (March 11, 2014, reconsideration denied April 4, 2014) and *Baker Hughes Incorporated* (Feb. 22, 2016).
>
> As you now have in-hand a valid set of Verification Letters, the request for additional proof of authorization [made] in the Deficiency Notice dated 12/21/16 has been made moot.[21]

---

[20] Exxon 1/23/2017 No-Action Request, at page 6.
[21] Investor Voice Deficiency Notice Response, dated 12/23/2016; attached as Exhibit 1.

We feel the Company's attempt to revisit this settled topic is wasteful because Staff has firmly rejected – multiple times, most recently just last proxy season – the very argument that Exxon advances here.

The *Baker Hughes* Determination:

Should further review be useful: in *Baker Hughes Incorporated* (Feb. 22, 2016) the company claimed that Newground Social Investment ("Newground") had not adequately shown it was authorized to submit a proposal on behalf of the Equality Network Foundation (the "Foundation").

Newground successfully argued that neither Rule 14a-8 nor the State Law of Agency required such proof, noting that appropriate authority could be conclusively deduced from the fact that Newground had submitted a valid Verification of Shares letter (produced by an independent custodian), which Newground would not have been able to produce without the Foundation's knowledge and consent.

The simple fact is that current SEC practice has established a seamless context, or *Unity of Documentation* – constituted by the Verification of Shares letter, Statement of Intent to hold shares, and the Shareholder Proposal. Neither of these elements stands by itself, nor could either one of these elements on its own allow a shareholder filing to go forward and to appear in a proxy.

The Verification of Shares letter may be viewed as the linchpin of this *Unity of Documentation* – both because its very existence is proof of an intact *Lineage of Authority* from shareholder, to independent custodian, to Investor Voice; and because without it a filer (whether the shareholder or their representative/agent) could not move past the Deficiency Notice stage of filing a shareholder proposal.

In this manner, as scientists can with certainty infer the existence of a planet from the presence of a shadow during an eclipse, so the Staff and a company can conclusively deduce the existence of appropriate authorization for Investor Voice (or another shareholder agent/representative) from the presence of a valid Verification of Shares letter.

continued on next page...

In Summary:

Exxon asks the Staff to revisit the *Chevron* and *Baker Hughes* determinations, but offers no legal or policy reason to do so – making its request solely based on an errant assertion of its own devising.

As thoroughly established in those two determinations, there exists a redundancy of interlocking elements and authorizations which, taken together, can establish clear and unassailable authority for a representative to act on a shareholder's behalf.

Therefore, we ask Staff to conclude that a shareholder representative which produces compliant third-party verification of proof of continuous ownership and makes appropriately clear assertions regarding the client's intent to hold those shares through the time of the subsequent shareholders meeting, operates within an SEC-defined context that enjoys abundant safeguards which ensure an agent/representative could not falsely claim shareholder representation and gain access to a company's proxy thereby.

Thus, the determinations in *Chevron* and *Baker Hughes* may be seen to stand, Exxon's arguments for no-action may be deemed to have failed, and the Company's request should be denied.

IN CLOSING

For the reasons set forth above, Exxon has not met the burden of proof required to show that it is entitled to omit the Proposal in reliance on either Rule 14a-8(i)(11), Rule 14a-8(b), or Rule 14a-8(f). Therefore, we respectfully ask that Staff deny the Company's No-Action request.

We are available to further clarify anything presented herein, and request the opportunity to expand on these views or offer additional reflections should the Company present a response to this rebuttal of its No-Action request. As always, we thank the Staff for its time, diligence, and careful handling of these important aspects of the shareholder engagement process.

Sincerely,

Bruce Herbert

Bruce T. Herbert, AIF
Chief Executive *and* ACCREDITED INVESTMENT FIDUCIARY

cc: Louis L. Goldberg, Davis Polk & Wardwell LLP
enc: Exhibit 1: Investor Voice Deficiency Notice Response, dated 12/23/2016

Exhibit 1

Nancy Herbert

From:	Investor Voice Team
Sent:	Friday, December 23, 2016 7:01 PM
To:	Jeff Woodbury - XOM; Jeanine Gilbert - XOM
Cc:	Newground Team
Subject:	XOM. ExxonMobil Deficiency Notice Response.
Attachments:	XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf
Importance:	High

Seattle | Fri 12/23/2016

Dear Mr. Woodbury,

We are in receipt of the Company's Deficiency Notice dated 12/21/2016 (received 12/22/2016), which requested two items:

- **a.** Verification of share ownership for the four Proponents
- **b.** Proof of authorization for Investor Voice

Regarding **(a)**, attached as a PDF is a Verification Letter from the custodian which establishes that shares for each of the four Proponents have been continuously held in the amounts and for the periods of time required by Rule 14a-8(b)(2).

In regard to **(b)**, now that valid Verification Letters have been presented we feel any request for further evidence of authorization is not warranted. Rule 14a-8 (the "Rule") contains no language which suggests that such proof is required. In fact, the request's lack of any specificity or citation in regard to the Rule gives basis to this interpretation.

It has been argued and decided that a representative is entitled under State Law – and not denied the right under Rule 14a-8 – to assert that s/he represents a proponent for all purposes related to the filing of a shareholder proposal (including submission of the proposal, and issuing a Statement of Intent on the proponent's behalf). See: *Chevron Corporation* (March 11, 2014, reconsideration denied April 4, 2014) and *Baker Hughes Incorporated* (Feb. 22, 2016).

As you now have in-hand a valid set of Verification Letters, the request for additional proof of authorization in the Deficiency Notice dated 12/21/16 has been made moot.

Therefore, I believe this fulfills your 12/21/2016 request in its entirety – please let me know should you feel otherwise.

If you would, please acknowledge receipt of these materials; we look forward to a discussion of this important governance topic.

Happy Holidays! . . . Bruce (Herbert)

Enc: XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf

>> Note new address a/o 11/14/2016 <<

Exhibit 1

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a leading Social Purpose Corporation *and*
the Nation's 1st Bespoke Shareholder Engagement Service

Bruce T. Herbert, AIF
Chief Executive & Accredited Investment Fiduciary
Investor Voice, spc
111 Queen Anne Ave N, Suite 500 ∘ Seattle, WA 98109
www.investorvoice.net ∘ (206) 522-3055 ∘ team@investorvoice.net

---

Exhibit 1

12/16/2016

Re: Verification of Exxon-Mobil shares
for Eric C. Rehm & Mary P. Geary

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

75 shares of common stock
since 6/8/2004

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Exhibit 1

charles SCHWAB

12/16/2016

Re: Verification of Exxon-Mobil shares
for Mercy A. Rome & A. Canuche Teranella

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

587 shares of common stock
since 12/12/2006

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

12/16/2016

Re: Verification of Exxon-Mobil shares
for Dyke R. Turner

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

50 shares of common stock
since 11/14/2014

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

charles SCHWAB

12/16/2016

Re: Verification of Exxon-Mobil shares
for Patricia A. Wagner Revocable Trust

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

36 shares of common stock
since 10/15/2002

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Exhibit 1

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2016

VIA UPS – OVERNIGHT DELIVERY

Patricia A. Wagner Trust, et al.
c/o Bruce T. Herbert
Chief Executive & Accredited Investment Fiduciary
Investor Voice
111 Queen Anne Ave. N, Suite 500
Seattle, WA 98109

Dear Mr. Herbert:

This will acknowledge receipt of the proposal concerning a Report on Political Contributions (the "Proposal"), which you have submitted on behalf of Patricia A. Wagner Trust, et al., (the "Proponents") in connection with ExxonMobil's 2017 annual meeting of shareholders. However, proof of share ownership was not included in your December 14, 2016 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 14, 2016, which is the date the Proposal was received electronically by facsimile.

The submission contains several defects that must be remedied as described in more detail below.

First, you have not provided any evidence that the individual Proponents on whose behalf Investor Voice purports to act have in fact authorized Investor Voice to submit this proposal on their behalf. Such evidence is necessary in order to verify that the Proposal is in fact being submitted on behalf of the Proponents.

Further, the individual named Proponents do not appear on our records as registered shareholders. Moreover, to date we have not received proof that the Proponents have satisfied these ownership requirements. Investor Voice's letter purports to confirm share ownership by the Proponents but it is not clear that Investor Voice is in fact the record holder of the Proponents' shares. Investor Voice should must either provide evidence that it is in fact the record holder of the Proponents' shares or obtain a letter from the entity – typically a bank or broker – through which the Proponents' shares are actually held verifying ownership of at least $2,000 of ExxonMobil stock by one or more of the Proponents for at least the continuous one-year period preceding and including December 14, 2016 as explained in more detail below.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016; or

- if the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponents' ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponents intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponents can confirm whether their broker or bank is a DTC participant by asking the broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponents' broker or bank is a DTC participant, then the Proponents needs to submit a written statement from their broker or bank verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016.

- If the Proponents' broker or bank is not a DTC participant, then the Proponents need to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016. The Proponents should be able to find out who this DTC participant is by asking the Proponents' broker or bank. If the Proponents' broker is an introducing broker, the Proponents may also be able to learn the identity and telephone number of the DTC participant through the Proponents' account statements, because the clearing broker identified on the Proponents' account statements will generally be a DTC participant. If the DTC participant that holds the Proponents' shares knows the Proponents' broker's or bank's holdings, but does not know the Proponents' holdings, the Proponents need to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 14, 2016, the required amount of securities were continuously held – one from the Proponents' broker or bank confirming the Proponents' ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Exhibit 1

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponents or the Proponents' representative, who is qualified under New Jersey law to present the Proposal on the Proponents' behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponents intend for a representative to present the Proposal, the Proponents must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

[signature]

JJW/ljg

Enclosures

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by Investor Voice on behalf of the Patricia A. Wagner Trust, Dyke R. Turner, Mercy A. Rome & Canuche Terranella and Eric Rehm & Mary P. Geary (collectively, the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

> RESOLVED**:** Shareholders of Exxon Mobil Corporation ('ExxonMobil' or 'Company') hereby request that the Company prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on ExxonMobil's website, that discloses ExxonMobil's:

> (a) Policies and procedures for making political contributions and expenditures with corporate funds (both direct and indirect), including the board's role (if any) in that process, and
>
> (b) Monetary and non-monetary political contributions or expenditures that could not be deducted as an 'ordinary and necessary' business expense under section 162(e) of the Internal Revenue Code. To include (but not limited to) contributions or expenditures on behalf of entities organized and operating under section 501(c)(4) or the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by ExxonMobil, would not be deductible under section 162(e) of the Internal Revenue Code.
>
> The report shall be made available within 12 months of the annual meeting and identify all recipients and the amounts paid to each recipient from Company funds.

A copy of the Proposal is attached hereto as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal that the Company intends to include in its proxy materials, and we respectfully request that the Staff concur in our view.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal submitted to the Company by another proponent; and
- Rules 14a-8(b) and 14a-8(f) because the Proponent failed to demonstrate that it is either eligible under Exchange Act Rule 14a-8(b)(2) to submit the Proposal itself or authorized to submit the Proposal on behalf of a shareholder proponent that is eligible under Exchange Act Rule 14a-8(b)(2) to submit the Proposal.

1. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because the Proposal Substantially Duplicates Another Proposal Submitted to the Company by Another Proponent.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

On October 4, 2016, before the December 14, 2016 date upon which the Company received the Proposal, the Company received a proposal from the United Steelworkers (the "**Prior**

Proposal"). *See* Exhibit B. The Prior Proposal requests "the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above."

The Company intends to include the Prior Proposal in its 2017 Proxy Materials.

The Staff has previously determined that similar proposals are substantially duplicative where, as in *Ford Motor Co.* (Green Century Capital Management, Inc.) (avail. Feb. 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." Thus, a proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes").

Along these lines, the Staff has repeatedly concurred that companies may exclude a proposal, where one proposal focuses on a company's lobbying expenditures and the other deals with political contributions. *See WellPoint, Inc.* (avail. Feb. 20, 2013); *AT&T Inc.* (avail. Mar. 1, 2012), *JPMorgan Chase & Co.* (avail. Feb. 24, 2012); *Johnson & Johnson* (avail. Feb. 23, 2012); *Occidental Petroleum Corp.* (avail. Feb. 25, 2011). Notably, in *Union Pacific* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012), the Staff allowed the exclusion of a proposal based on the submission of a prior proposal where the two proposals, including the sequence, largely mirrors the Company's Proposal and Prior Proposal. In *Union Pacific*:

- The company was able to exclude a proposal regarding political contributions that is essentially identical to the Company's Proposal, on the basis that it intended to include in its proxy materials a proposal regarding lobbying that it had received earlier that is essentially identical to the Company's Earlier Proposal.

- The political contributions proposal in *Union Pacific* that was excluded as substantially duplicative requested "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds." The Company's Proposal requests "[p]olicies and procedures for making political contributions and expenditures with corporate funds (both direct and indirect)."

- The Union Pacific proposal that it received earlier requested disclosure policies related to "direct and indirect lobbying and grassroots lobbying communications." The Company's Prior Proposal also requests disclosure of policies related to "direct and indirect lobbying and grassroots lobbying communications." Both also asked the companies to disclose "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation."

The principal thrust of the Proposal and the Prior Proposal is duplicative: both ask the Company to report on the Company's spending in the political arena and the Company's policies governing such expenditures. While the two proposals use somewhat different terminology, with the Prior Proposal using the term "lobbying" and the Proposal using the terms "political contributions and expenditures," the principal thrust and focus of the Proposal is the same as those in the Prior Proposal. The Proposal states in its supporting statement that its real target is disclosure of contributions to third parties that are used for political purposes, noting that "[w]hile ExxonMobil posts a policy on corporate political spending and certain direct contributions to candidates, parties, and committees," Exxon's current report[1] does not disclose contributions to third party trade associations or political action committees. In exactly the same way, the Prior Proposal wants the Company to disclose contributions to third party entities that use corporate funds to lobby for political purposes using "grassroots" appeals to the public or that support model legislation. The thrust of the two proposals are therefore duplicative.[2] Other indications that the Proposal and the Prior Proposal are substantially duplicative include:

- Both proposals emphasize providing transparency in corporate spending. The Proposal notes that it seeks to "encourage transparency and accountability in ExxonMobil's use of corporate funds." The Prior Proposal describes its goals in nearly identical terms, as supporting "transparency and accountability in corporate political spending."

- Both proposals ask the Company to disclose the amounts of corporate funds used in influencing the political process, especially through efforts by third parties. The Proposal seeks disclosure of "monetary and non-monetary contributions or expenditures that could not be deducted... under Section 162(e) of the Internal Revenue Code,"[3] and mentions dues or other amounts paid to trade associations, including several that the Company belongs to, and other organizations that may be used for political purposes. Similarly, the Prior Proposal seeks information about Exxon's "membership in and payments to any tax-exempt organization that writes and endorses model legislation."

- Both proposals request that the report disclose any efforts by the Company to influence the public in the political process. The Proposal asks that the report include information about "contributions or expenditures" to 501(c)(4) entities. Such entities include those that participate in the political process through direct advertisements to the public regarding specific issues or political candidates. Likewise, the Prior Proposal requests disclosure of Company payments that are used for "grassroots lobbying communications," which are defined in the Prior Proposal as communications directed to the general public that encourage voters to take action with respect to specific issues.

---

[1] The Exxon report on political contributions and lobbying is available to the public at http://corporate.exxonmobil.com/en/current-issues/accountability/political-contributions-and-lobbying/political-contributions-and-lobbying.

[2] Federal law, too, treats lobbying and political expenditures as intertwined activities. For instance, federal lobbying rules require all registered lobbyists to disclose political contributions they make either directly to candidates or indirectly to lobbying groups such political action committees. *See* 2 U.S.C. § 1604(d)(1)(D) (noting that registered lobbyists must disclose semi-annually "the name of each Federal candidate or officeholder, leadership PAC, or political party committee, to whom aggregate contributions equal to or exceeding $200").

[3] This tax provision prohibits tax deductions for certain expenditures related to lobbying, political campaigns, elections and legislation. See 26 U.S. Code §162(e)(1)(A-D).

- Both proposals ask the Company to disclose the involvement by the board of directors in the decision making process regarding political expenditures as well as any official "policies and procedures for such spending."

- Both proposals require a regularly updated report on political expenditures, including a list of recipients and amounts of payments, and that the report be presented to members of the Company's board of directors and posted on the Company's website.

The Proposal at issue differs completely from the proposals considered by the Staff in *CVS Caremark Corporation* (avail. Mar. 15, 2013). In that letter, the Staff noted that a proposal that was expressly limited to political contributions was not duplicative of a prior proposal related to general spending on lobbying. Different from the present Proposal, the "political contributions" proposal in *CVS Caremark Corporation* specifically excluded disclosure of lobbying expenditures. By contrast, neither the Proposal nor the Prior Proposal expressly limit their scope in a way that renders them non-overlapping.

Because the Proposal substantially duplicates the Prior Proposal, there is a risk that the Company's shareholders would be confused if asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

2. The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f) Because the Proponent Failed to Demonstrate That It Is Eligible to Submit the Proposal Itself or Authorized to Submit the Proposal on Behalf of an Eligible Shareholder Proponent

As shown in the deficiency notice and response from Investor Voice, included in Exhibit C to this letter, and notwithstanding the Company's request, Investor Voice has provided no evidence that it is in fact authorized to represent any of the four named shareholders in presenting the Proposal for ExxonMobil's 2017 annual meeting.

The Company recognizes that shareholders are permitted to appoint representatives to act on their behalf in the shareholder proposal process. However, the Company believes that implicit in the ability of shareholders to act through representatives is the necessity for the shareholder or the representative to provide some documentary evidence of the representative's authority. Otherwise the Company does not believe it can be said that the shareholder has actually submitted a proposal.

The Company is aware of the *Baker Hughes* precedent cited in Investor Voice's response to our deficiency notice, but respectfully request the Staff to reconsider that position. *Baker Hughes Incorporated* (avail. Feb. 22, 2016). Of the 15 or more shareholder proposals ExxonMobil typically receives each year, several are usually submitted by shareholder representatives. In the course of dealing with a large number of representative submissions over the years, Investor Voice is the first representative with whom the Company has dealt who has refused to provide evidence of authority to act on behalf of a shareholder. This suggests that providing such evidence is not an undue burden on shareholders who wish to delegate authority to a representative. Sometimes the evidence submitted to us by a shareholder representative takes the form of an investment management or trust agreement under which the fiduciary is given explicit authority to submit shareholder proposals on the shareholder's behalf. More commonly, such evidence takes the form of a simple letter from the shareholder to the representative instructing or delegating authority to the representative to submit the proposal.

In the absence of such evidence, a purported representative could submit a proposal without the actual shareholder's knowledge, or contrary to the shareholder's wishes. In such a case, submission of a proposal by an unauthorized representative effectively amounts to identity theft. Thus, in order to protect both companies and shareholders and to maintain the integrity of the shareholder proposal process, the Company encourages the Staff to reconsider the *Baker Hughes* decision and concur that, in addition to the substantive grounds outlined above, the Proposal may be excluded from ExxonMobil's 2017 proxy material on the basis that Investor Voice has provided no evidence of its authority to act as representative of an eligible ExxonMobil shareholder in submitting the Proposal.

Accordingly, the Company believes that the Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Bruce Herbert, Investor Voice, SPC

Exhibit A

Proposal

RESOLVED: Shareholders of Exxon Mobil Corporation ('ExxonMobil' or 'Company') hereby request that the Company prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on ExxonMobil's website, and that discloses ExxonMobil's:

(a) Policies and procedures for making political contributions and expenditures with corporate funds (both direct and indirect), including the board's role (if any) in that process, and

(b) Monetary and non-monetary political contributions or expenditures that could not be deducted as an 'ordinary and necessary' business expense under section 162(e) of the Internal Revenue Code. To include (but not limited to) contributions or expenditures on behalf of entities organized and operating under section 501(c)(4) or the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by ExxonMobil, would not be deductible under section 162(e) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amounts paid to each recipient from Company funds.

SUPPORTING STATEMENT

As long-term ExxonMobil shareholders, we support transparency and accountability in corporate political spending – recognizing that disclosure is in the best interest of ExxonMobil and its stockholders. The Supreme Court acknowledged this in its 2010 Citizens United decision: '[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enable the electorate to make informed decisions and give proper weight to different speakers and messages.'

Public records show ExxonMobil has contributed over $21 million in corporate funds since the 2014 election cycle. (CQMoneyLine: http://moneyline.cq.com; FollowtheMoney: http://www.followthemoney.org)

While ExxonMobil posts a policy on corporate political spending and certain direct contributions to candidates, parties, and committees; this policy statement is insufficient because it does not include the following:

• A list of trade associations to which the Company belongs along with the non-deductible portion of the dues paid to each;

• Payments to other third-party organizations – including those organized under section 501(c)(4) of the Internal Revenue Code – a source that is quite often used for election-related purposes; and

• Direct independent expenditures made by ExxonMobil to support (or oppose) a candidate or campaign.

Information on indirect political activity through trade associations and 501(c)(4) groups cannot be obtained by shareholders – its only source is from the Company.

This proposal asks for complete and thoroughgoing (not partial) disclosure of all ExxonMobil's political spending – both direct and indirect. This would bring our Company in line with a growing number of other leading companies such as: Noble Energy, Schlumberger Ltd., and Apache Corp., each of which presents this information on their websites.

ExxonMobil's board and shareholders need comprehensive disclosure in order to fully evaluate the political use of corporate assets.

THEREFORE: We urge your support for comprehensive disclosure – a critical governance enhancement."

Exhibit B

Prior Proposal

Whereas, we believe in full disclosure of ExxonMobil's direct and indirect lobbying activities and expenditures to assess whether ExxonMobil's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of ExxonMobil request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. 'Indirect lobbying' is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both 'direct and indirect lobbying' and 'grassroots lobbying communications' include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on ExxonMobil's website.

Supporting Statement

We encourage transparency and accountability in ExxonMobil's use of corporate funds to influence legislation and regulation. ExxonMobil's lobbying on climate is under scrutiny ('Can ExxonMobil Be Found Liable for Misleading the Public on Climate Change?' Bloomberg, September 7, 2016). ExxonMobil spent $24.63 million in 2014 and 2015 on federal lobbying (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states, where ExxonMobil also lobbies in 33 states ('Amid Federal Gridlock, Lobbying Rises in the States,' Center for Public Integrity, February 11, 2016), but disclosure is uneven or absent. Exxon also lobbies abroad, reportedly as one of the largest lobbying spenders in the EU ('Biggest Companies Now Spend 40% More on #EULobbying than in 2012,' EU Reporter, September 1, 2016).

ExxonMobil is a member of the American Petroleum Institute, Business Roundtable and National Association of Manufacturers, which together spent over $80 million on lobbying for 2014 and 2015. ExxonMobil is also a member of the Western States Petroleum Association, which spent $19.83

million on lobbying in California for 2014 and 2015. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying.

And ExxonMobil is a member of the American Legislative Exchange Council (ALEC), and its ALEC membership has drawn press scrutiny ('ExxonMobil Is Still Funding Climate Science Denier Groups,' Huffington Post, July 13, 2016). Over 100 companies have publicly left ALEC, including BP, ConocoPhillips and Shell.

Transparent reporting would reveal whether company assets are being used for objectives contrary to ExxonMobil's long-term interests.

EXHIBIT C

SHAREHOLDER CORRESPONDENCE

INVESTOR VOICE

INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

IMPORTANT FAX FOR:

Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
Fax: 972-444-1505
Tel: 972-444-1157 or 972-444-1000 gen

RECEIVED
DEC 14 2016
B. D. TINSLEY

From:

Bruce T. Herbert
Tel: 206-522-1944

Date: 12/14/2016 **4 page(s), including cover**

Memo:

Re: Filing of Shareholder Proposal on Disclosure of Political Spending
Proponents: Patricia A. Wagner Trust; Dyke R. Turner; Mercy A. Rome & Canuche Terranella; Eric C. Rehm & Mary P. Geary

Please see the attached materials regarding the submission of a shareholder resolution for inclusion in the proxy for the 2017 annual shareholders meeting.

Thank you.

INVESTOR VOICE

INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

VIA FACSIMILE TO: (972) 444-1505
VIA ELECTRONIC DELIVERY TO: <Jeff.J.Woodbury@exxonmobil.com>
<Brian.D.Tinsley@exxonmobil.com>

December 14, 2016

Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal in Regard to Disclosure of Political Spending
Proponents: Patricia A. Wagner Trust; Dyke R. Turner;
Mercy A. Rome & Canuche Terranella; Eric C. Rehm & Mary P. Geary

Dear Mr. Woodbury:

On clients' behalf, Investor Voice reviews the financial, social, and governance implications of the policies and practices of publicly-traded companies. In so doing, we seek insights that enhance profitability and also create higher levels of environmental, social, and governance wellbeing.

We are strong proponents of transparency around corporate political contributions and spending – feeling that clear public disclosure is necessary to allow investors to evaluate the risk of these activities. We see this as a matter of risk management and also of good corporate governance, and feel it is in the best interest of stockholders for companies to adopt, and make public, their policies and spending.

Public records show that ExxonMobil contributed over $21 million in corporate funds since the 2004 election cycle (CQMoneyLine: http://moneyline.cq.com; FollowtheMoney: http://www.followthemoney.org). Yet, while the Company posts a policy on political spending and certain direct contributions to candidates, parties, and committees, that policy statement is insufficient because it does not incorporate an array of necessary disclosures that relate to trade associations, third-party organizations, and 501(c)4 entities.

We invite dialogue on this important governance topic. Because the filing deadline is upon us, in order to preserve certain rights under law Investor Voice is authorized on behalf of the Patricia A. Wagner Trust, Dyke R. Turner, Mercy A. Rome & Canuche Terranella, and Eric C. Rehm & Mary P. Geary, the Proponents, to present the enclosed Proposal that the Proponents submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We request that the proxy statement indicate that Investor Voice is the representative of the Proponents for this Proposal.

Jeffrey J. Woodbury
Exxon Mobil Corporation
12/14/2016
Page 2

The **Patricia A. Wagner Trust** is the beneficial owner of 36 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 10/15/2002. **Dyke R. Turner** is the beneficial owner of 50 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 11/14/2014. **Mercy A. Rome & Canuche Terranella** are the beneficial owners of 587 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 12/12/2006. **Eric C. Rehm & Mary P. Geary** are the beneficial owners of 75 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 6/8/2004. Supporting documentation is available upon request.

In accordance with SEC rules, the Proponents each acknowledge their responsibility under Rule 14a-8(b)(1), and Investor Voice is authorized to state – and does hereby affirmatively state – that they each intend to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. Investor Voice is also authorized to withdraw the Proposal on behalf of each Proponent. If required, a representative of the filers will attend the meeting to move the resolution.

There is ample time to discuss these matters between now and the proxy printing deadline, and we hope that ExxonMobil will take steps that enable us to withdraw the Proposal.

Toward that end, please contact Investor Voice via the address or phone listed above[1], or by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, we ask that you commence all e-mail subject lines with your ticker symbol **"XOM."** (including the period), and we will do the same.

Thank you, we look forward to a discussion of this core governance topic.

Sincerely,

Bruce Herbert

Bruce T. Herbert, AIF
Chief Executive *and* ACCREDITED INVESTMENT FIDUCIARY

cc: Patricia A. Wagner Trust, Dyke R. Turner, Mercy A. Rome & Canuche Terranella, Eric C. Rehm & Mary P. Geary
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

[1] Please note that this is new contact information as-of November 14, 2016.

RESOLVED: Shareholders of Exxon Mobil Corporation ("ExxonMobil" or "Company") hereby request that the Company prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on ExxonMobil's website, that discloses ExxonMobil's:

(a) Policies and procedures for making political contributions and expenditures with corporate funds (both direct and indirect), including the board's role (if any) in that process, and

(b) Monetary and non-monetary political contributions or expenditures that could not be deducted as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code. To include (but not limited to) contributions or expenditures on behalf of entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by ExxonMobil, would not be deductible under section 162(e) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amounts paid to each recipient from Company funds.

SUPPORTING STATEMENT

As long-term ExxonMobil shareholders, we support transparency and accountability in corporate political spending – recognizing that disclosure is in the best interest of ExxonMobil and its stockholders. The Supreme Court acknowledged this in its 2010 *Citizens United* decision: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Public records show ExxonMobil has contributed over **$21 million** in corporate funds since the 2004 election cycle. (CQMoneyLine: http://moneyline.cq.com; FollowtheMoney: http://www.followthemoney.org)

While ExxonMobil posts a policy on corporate political spending and certain direct contributions to candidates, parties, and committees; this policy statement is insufficient because it does not include the following:

- A list of trade associations to which the Company belongs along with the non-deductible portion of the dues paid to each;
- Payments to other third-party organizations – including those organized under section 501(c)(4) of the Internal Revenue Code – a source that is quite often used for election-related purposes; and
- Direct independent expenditures made by ExxonMobil to support (or oppose) a candidate or campaign.

Information on indirect political activity through trade associations and 501(c)(4) groups cannot be obtained by shareholders – its only source is from the Company.

This proposal asks for complete and thoroughgoing (not partial) disclosure of all ExxonMobil's political spending – both direct and indirect. This would bring our Company in line with a growing number of other leading companies such as: **Noble Energy, Schlumberger Ltd.**, and **Apache Corp.**, each of which presents this information on their websites.

ExxonMobil's board and shareholders need comprehensive disclosure in order to fully evaluate the political use of corporate assets.

THEREFORE: We urge your support for comprehensive disclosure – a critical governance enhancement.

~ ~ ~

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2016

VIA UPS – OVERNIGHT DELIVERY

Patricia A. Wagner Trust, et al.
c/o Bruce T. Herbert
Chief Executive & Accredited Investment Fiduciary
Investor Voice
111 Queen Anne Ave. N, Suite 500
Seattle, WA 98109

Dear Mr. Herbert:

This will acknowledge receipt of the proposal concerning a Report on Political Contributions (the "Proposal"), which you have submitted on behalf of Patricia A. Wagner Trust, et al., (the "Proponents") in connection with ExxonMobil's 2017 annual meeting of shareholders. However, proof of share ownership was not included in your December 14, 2016 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 14, 2016, which is the date the Proposal was received electronically by facsimile.

The submission contains several defects that must be remedied as described in more detail below.

First, you have not provided any evidence that the individual Proponents on whose behalf Investor Voice purports to act have in fact authorized Investor Voice to submit this proposal on their behalf. Such evidence is necessary in order to verify that the Proposal is in fact being submitted on behalf of the Proponents.

Further, the individual named Proponents do not appear on our records as registered shareholders. Moreover, to date we have not received proof that the Proponents have satisfied these ownership requirements. Investor Voice's letter purports to confirm share ownership by the Proponents but it is not clear that Investor Voice is in fact the record holder of the Proponents' shares. Investor Voice should must either provide evidence that it is in fact the record holder of the Proponents' shares or obtain a letter from the entity – typically a bank or broker – through which the Proponents' shares are actually held verifying ownership of at least $2,000 of ExxonMobil stock by one or more of the Proponents for at least the continuous one-year period preceding and including December 14, 2016 as explained in more detail below.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016; or

- if the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponents' ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponents intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponents can confirm whether their broker or bank is a DTC participant by asking the broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponents' broker or bank is a DTC participant, then the Proponents needs to submit a written statement from their broker or bank verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016.

- If the Proponents' broker or bank is not a DTC participant, then the Proponents need to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponents continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 14, 2016. The Proponents should be able to find out who this DTC participant is by asking the Proponents' broker or bank. If the Proponents' broker is an introducing broker, the Proponents may also be able to learn the identity and telephone number of the DTC participant through the Proponents' account statements, because the clearing broker identified on the Proponents' account statements will generally be a DTC participant. If the DTC participant that holds the Proponents' shares knows the Proponents' broker's or bank's holdings, but does not know the Proponents' holdings, the Proponents need to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 14, 2016, the required amount of securities were continuously held – one from the Proponents' broker or bank confirming the Proponents' ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponents or the Proponents' representative, who is qualified under New Jersey law to present the Proposal on the Proponents' behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponents intend for a representative to present the Proposal, the Proponents must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Attachments 14F and Rule 14a-8 omitted for copying and scanning purposes only.

Gilbert, Jeanine

From:	UPS Quantum View <pkginfo@ups.com>
Sent:	Thursday, December 22, 2016 6:05 PM
To:	Gilbert, Jeanine
Subject:	UPS Delivery Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16***
Categories:	External Sender

Your package has been delivered.

Delivery Date:	Thursday, 12/22/2016
Delivery Time:	03:57 PM

At the request of EXXON MOBIL GLOBAL SERVICES CO, this notice alerts you that the status of the shipment listed below has changed.

Shipment Detail

Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Bruce T. Herbert INVESTOR VOICE 111 QUEEN ANNE AVE N FLOOR 5 ROOM 500 SEATTLE, WA 98109 US
UPS Service:	UPS NEXT DAY AIR SAVER
Number of Packages:	1
Shipment Type:	Letter
Delivery Location:	RECEIVER
Signed by:	BRUCE
Reference Number 1:	6401
Reference Number 2:	EM ACK-LTR

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Gilbert, Jeanine

From:	Investor Voice Team <team@investorvoice.net>
Sent:	Friday, December 23, 2016 9:01 PM
To:	Woodbury, Jeffrey J; Gilbert, Jeanine
Cc:	Newground Team
Subject:	XOM. ExxonMobil Deficiency Notice Response.
Attachments:	XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf
Importance:	High
Categories:	External Sender

RECEIVED
DEC 23 2016
B. D. Tinsley / G.R. Glass

Seattle | Fri 12/23/2016

Dear Mr. Woodbury,

We are in receipt of the Company's Deficiency Notice dated 12/21/2016 (received 12/22/2016), which requested two items:

- **a.** Verification of share ownership for the four Proponents
- **b.** Proof of authorization for Investor Voice

Regarding **(a)**, attached as a PDF is a Verification Letter from the custodian which establishes that shares for each of the four Proponents have been continuously held in the amounts and for the periods of time required by Rule 14a-8(b)(2).

In regard to **(b)**, now that valid Verification Letters have been presented we feel any request for further evidence of authorization is not warranted. Rule 14a-8 (the "Rule") contains no language which suggests that such proof is required. In fact, the request's lack of any specificity or citation in regard to the Rule gives basis to this interpretation.

It has been argued and decided that a representative is entitled under State Law – and not denied the right under Rule 14a-8 – to assert that s/he represents a proponent for all purposes related to the filing of a shareholder proposal (including submission of the proposal, and issuing a Statement of Intent on the proponent's behalf). See: *Chevron Corporation* (March 11, 2014, reconsideration denied April 4, 2014) and *Baker Hughes Incorporated* (Feb. 22, 2016).

As you now have in-hand a valid set of Verification Letters, the request for additional proof of authorization in the Deficiency Notice dated 12/21/16 has been made moot.

Therefore, I believe this fulfills your 12/21/2016 request in its entirety – please let me know should you feel otherwise.

If you would, please acknowledge receipt of these materials; we look forward to a discussion of this important governance topic.

Happy Holidays! . . . Bruce (Herbert)

Enc: XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf

1/6

>> Note new address a/o 11/14/2016 <<

---

a leading **Social Purpose Corporation** *and*
the **Nation's 1st Bespoke Shareholder Engagement Service**

Bruce T. Herbert, AIF
Chief Executive & Accredited Investment Fiduciary
Investor Voice, spc
111 Queen Anne Ave N, Suite 500 ◦ Seattle, WA 98109
www.investorvoice.net ◦ (206) 522-3055 ◦ team@investorvoice.net

---

12/16/2016

RECEIVED

DEC 23 2016

B. D. Tinsley / G.R. Glass

charles SCHWAB

Re: Verification of Exxon-Mobil shares for Patricia A. Wagner Revocable Trust

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

36 shares of common stock
since 10/15/2002

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

12/16/2016

RECEIVED

DEC 2 3 2016

B. D. Tinsley / G.R. Glass

charles SCHWAB

Re: Verification of Exxon-Mobil shares for Eric C. Rehm & Mary P. Geary

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

75 shares of common stock
since 6/8/2004

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

12/16/2016

RECEIVED

DEC 2 3 2016

B. D. Tinsley / G.R. Glass

charles SCHWAB

Re: Verification of Exxon-Mobil shares
for Mercy A. Rome & A. Canuche Teranella

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

587 shares of common stock
since 12/12/2006

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

12/16/2016

RECEIVED

DEC 2 3 2016

B. D. Tinsley / G.R. Glass

Re: Verification of Exxon-Mobil shares for Dyke R. Turner

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

50 shares of common stock
since 11/14/2014

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

6|6

INVESTOR VOICE

INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

RECEIVED
DEC 23 2016
B. D. Tinsley / G.R. Glass

IMPORTANT FAX FOR:

Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
Fax: 972-444-1505
Tel: 972-444-1157 or 972-444-1000 gen

From:

Bruce T. Herbert
Tel: 206-522-1944

Date: 12/23/2016 **7 page(s), including cover**

Memo:

Re: Deficiency Notice Response
Proponents: Patricia A. Wagner Trust; Dyke R. Turner; Mercy A. Rome & Canuche Terranella; Eric C. Rehm & Mary P. Geary

Please see the attached materials regarding the submission of a shareholder resolution for inclusion in the proxy for the 2017 annual shareholders meeting.

Thank you.

Bruce Herbert

From:	Investor Voice Team
Sent:	Friday, December 23, 2016 7:01 PM
To:	Jeff Woodbury - XOM; Jeanine Gilbert - XOM
Cc:	Newground Team
Subject:	XOM. ExxonMobil Deficiency Notice Response.
Attachments:	XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf
Importance:	High

Seattle | Fri 12/23/2016

Dear Mr. Woodbury,

We are in receipt of the Company's Deficiency Notice dated 12/21/2016 (received 12/22/2016), which requested two items:

- **a.** Verification of share ownership for the four Proponents
- **b.** Proof of authorization for Investor Voice

Regarding **(a)**, attached as a PDF is a Verification Letter from the custodian which establishes that shares for each of the four Proponents have been continuously held in the amounts and for the periods of time required by Rule 14a-8(b)(2).

In regard to **(b)**, now that valid Verification Letters have been presented we feel any request for further evidence of authorization is not warranted. Rule 14a-8 (the "Rule") contains no language which suggests that such proof is required. In fact, the request's lack of any specificity or citation in regard to the Rule gives basis to this interpretation.

It has been argued and decided that a representative is entitled under State Law – and not denied the right under Rule 14a-8 – to assert that s/he represents a proponent for all purposes related to the filing of a shareholder proposal (including submission of the proposal, and issuing a Statement of Intent on the proponent's behalf). See: *Chevron Corporation* (March 11, 2014, reconsideration denied April 4, 2014) and *Baker Hughes Incorporated* (Feb. 22, 2016).

As you now have in-hand a valid set of Verification Letters, the request for additional proof of authorization in the Deficiency Notice dated 12/21/16 has been made moot.

Therefore, I believe this fulfills your 12/21/2016 request in its entirety – please let me know should you feel otherwise.

If you would, please acknowledge receipt of these materials; we look forward to a discussion of this important governance topic.

Happy Holidays! . . . Bruce (Herbert)

Enc: XOM_2017_Verification-Letter_2016.1216_SIGNED.pdf

>> Note new address a/o 11/14/2016 <<

a leading Social Purpose Corporation *and*
the Nation's 1st Bespoke Shareholder Engagement Service

Bruce T. Herbert, AIF
Chief Executive & Accredited Investment Fiduciary
Investor Voice, spc
111 Queen Anne Ave N, Suite 500 • Seattle, WA 98109
www.investorvoice.net • (206) 522-3055 • team@investorvoice.net

12/16/2016

Re: Verification of Exxon-Mobil shares
for Eric C. Rehm & Mary P. Geary

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

75 shares of common stock
since 6/8/2004

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

charles SCHWAB

12/16/2016

Re: Verification of Exxon-Mobil shares
for Mercy A. Rome & A. Canuche Teranella

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

587 shares of common stock
since 12/12/2006

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

charles SCHWAB

12/16/2016

Re: Verification of Exxon-Mobil shares
for Dyke R. Turner

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

50 shares of common stock
since 11/14/2014

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

12/16/2016

Re: Verification of Exxon-Mobil shares for Patricia A. Wagner Revocable Trust

To Whom It May Concern:

This letter is to verify that as-of the above date, the above-referenced client has continuously owned:

36 shares of common stock
since 10/15/2002

Charles Schwab Advisor Services serves as the custodian and record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest